FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for September 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: October 4, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

October 4, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

September 5, 2007

Anglo Swiss Resources Retains The Howard Group to Provide Investor and Financial Relations

Vancouver, British Columbia, September 5, 2007: Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce that it has engaged The Howard Group Inc. of Calgary, Alberta, to provide investor and financial relations services to the company.

Since 1988, The Howard Group Inc. has provided comprehensive investor and financial relations, business development solutions, in-depth strategic planning and financing services to public companies. The Howard Group Inc. is associated with the Insight Limited Partnership, which invests in micro and small cap companies.

The term of the agreement is for 12 months. The Howard Group Inc. will be compensated with a monthly retainer of $7,000 (Seven Thousand Dollars) CDN and 350,000 (Three-hundred and fifty thousand) options. The options have an exercise price of $0.12 with a 3-year term expiring August 31, 2010.

The above agreement is subject to the acceptance of the TSX Venture Exchange.

For further information on The Howard Group Inc. please visit www.howardgroupinc.com

In addition to its ongoing investor relations services, The Howard Group Inc. will provide ongoing commentary on ASW’s activities in its free, online live newsletter, Insight. Interested parties are encouraged to subscribe to the newsletter feed:

http://www.howardgroupinc.com/insight/insight.htm

http://www.howardgroupinc.com/register.htm

For further investor relations information contact:

Jeff Walker / Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

www.howardgroupinc.com

About Anglo Swiss Resources: www.anglo-swiss.com

Anglo Swiss Resources holds key gold (British Columbia) and diamond (North West Territories) properties in close proximity to successful mining operations. The Company is currently drilling on the Lac de Gras diamond project and will shortly begin drilling the Kenville gold project near Nelson, British Columbia.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

AGORACOM Investor Relations

Investor Awareness Inc.

ASW@agoracom.com

Tony Schor or Jim Foy, 847-945-2222 http://www.agoracom.com/IR/AngloSwiss   http://www.investorawareness.com

September 19, 2007

Anglo Swiss Resources Commences Drilling Program – Fry Inlet Diamond Property

VANCOUVER, BRITISH COLUMBIA, September 19, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce that it has initiated the 2007 drill program on the Fry Inlet Diamond property in the Lac de Gras region of the NWT.

Drilling is underway on a cluster of seven high-priority targets inclusive of the significantly diamondiferous LI 201 kimberlite. The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program under the direction of Kennecott in the 1990s from 281 kg. of kimberlite. The LI 201 will be re-drilled and tested using existing sampling standards within the industry. The company anticipates that the 2007 drill program will produce an improved diamond count over the previous drill program.

The Fry Inlet diamond property is located approximately 25 kilometres north of BHP Billiton's Ekati diamond mine property and Aber/Rio Tinto's Diavik diamond mine property, Canada's first two diamond mines. This claim group totals 91,856 acres.

About Anglo Swiss Resources: www.anglo-swiss.com

Anglo Swiss Resources holds key gold (British Columbia) and diamond (North West Territories) properties in close proximity to successful mining operations. The Company is currently drilling on the Lac de Gras diamond project and will shortly begin drilling the Kenville gold project near Nelson, British Columbia.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

Jeff Walker / Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

847-945-2222

www.howardgroupinc.com        http://www.investorawareness.com